Morgan Stanley Asia Limited
46/F, International Commerce Center
1 Austin Road West, Kowloon
Hong Kong

Huatai Securities (USA), Inc.
21 Floor East, 280 Park Avenue, New York
NY 10017, United States

As representatives of the prospective underwriters

VIA EDGAR

May 14, 2024

Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Mr. Patrick Kuhn
Mr. Rufus Decker
Ms. Rucha Pandit
Ms. Lilyanna Peyser

Re:	SUPER HI INTERNATIONAL HOLDING LTD. (the “Company”)
Registration Statement on Form F-1, as amended (Registration No. 333-278940)
Registration Statement on Form 8-A (Registration No. 001-42101)

Ladies and Gentlemen:

We hereby join the Company in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4 p.m., Eastern Time on May 16, 2024, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

The undersigned advise that the underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours

As representatives of the prospective underwriters

Morgan Stanley Asia Limited

By:	/s/Tommy Hsu
Name: Tommy Hsu
Title: Managing Director

Huatai Securities (USA), Inc.

By:	/s/Peter Tilman Clark
Name: Peter Tilman Clark
Title: MD, ECM

Signature Page to Underwriters Acceleration Request